

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

March 24, 2017

Via E-Mail
Richard W. Siedel, Jr.
Chief Financial Officer and Treasurer
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re:** **Senior Housing Properties Trust**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 1-15319**

Dear Mr. Siedel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Property Net Operating Income (NOI), page 84

1.   Please revise future filings to begin your reconciliation of Property NOI with Net income, ensuring such non-GAAP measure does not receive undue prominence. Refer to Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. This comment also applies to your NOI reconciliation in future earnings releases.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3295 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities